08026542

TEDSTATES
EXCHANGE COMMISSION
.gton, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BondWave LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle (City) IL (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine 630 241 8798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Trust Portfolios L.P., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KELLEY CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JULY 15, 2008

Mark R Bradley
Signature

Chief Financial Officer
Title

Kelley Christensen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to BondWave L.L.C., for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R Bradley

Signature

Chief Financial Officer

Title

Kelley Christensen

Notary Public

OFFICIAL SEAL
KELLEY CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JULY 15, 2008

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BondWave L.L.C.:

We have audited the accompanying statement of financial condition of BondWave L.L.C. (the "Company"), a majority owned and controlled subsidiary of First Trust Portfolios L.P., as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BondWave L.L.C. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2008

BONDWAVE L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CASH	$	740,164
ACCOUNTS RECEIVABLE		8,744
PREPAIDS		58,081
INTERNAL USE SOFTWARE — At cost, less accumulated amortization of $5,616		13,968
OFFICE FURNISHINGS AND EQUIPMENT — At cost, less accumulated depreciation of $138,385		36,803
LEASEHOLD IMPROVEMENTS — At cost, less accumulated amortization of $183,955		8,567
OTHER ASSETS		75,000
INTANGIBLE ASSETS:		
Software development costs, at cost, less accumulated amortization of $304,307		1,212,595
Licensing agreement, at cost, less accumulated amortization of $500,000		-
Total intangible assets		1,212,595
TOTAL ASSETS	$	2,153,922
LIABILITIES AND MEMBERS' CAPITAL		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	71,709
DUE TO AFFILIATES		62,971
DEFERRED REVENUE		253,750
DEFERRED RENT		8,567
Total liabilities		396,997
SUBORDINATED BORROWINGS		400,000
MEMBERS' CAPITAL		1,356,925
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	2,153,922

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

BondWave L.L.C. (the "Company"), a Delaware limited liability company, was created on April 25, 2001. First Trust Portfolios L.P. ("First Trust") owns more than 99% of the Company and LBI Group, Inc. (LBI), an affiliated company of Lehman Brothers Inc., as defined under the Limited Liability Company Operating Agreement (the "Agreement"), owns the remainder. The Company is a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

The Company has been experiencing significant operating losses since its inception on April 25, 2001. Additional capital contributions have been made by First Trust and LBI since its inception to meet obligations of the Company. Without significant revenue growth from entering into software licensing arrangements, the Company is entirely dependent upon the financial support of First Trust and/or LBI. Only First Trust made capital contributions during 2007. As of February 21, 2008, management of First Trust intends to provide additional capital, when necessary, to the Company for at least the next 12 months to meet the operating obligations that the Company incurs and to meet any applicable regulatory requirements. The Company continues to actively market its software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internal Use Software — The Company capitalizes the cost of internal use software, which has a useful life in excess of one year in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). Subsequent additions, modifications, or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized computer software costs are amortized using the straight-line method over a period of five years.

Office Furnishings and Equipment and Leasehold Improvements — Depreciation of office furnishings and equipment is calculated using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are being amortized over the shorter of the term of the lease agreement or the life of the asset.

Software Development Costs — Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological

feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with SFAS No. 86, the Company has capitalized software for which the Company believes technological feasibility has been established.

Amortization commences at the time of capitalization or, in the case of a new service offering, at the time the service becomes available for use. The Company's policy is to amortize capitalized software costs using the straight-line method over a period of five years.

Licensing Agreement — In 2002, LBI contributed a nonexclusive, nontransferable right ("licensing agreement") to receive the Lehman Fixed Income index data via electronic transmission from LBI over a five-year period. The licensing agreement was amortized over the five-year term of the Agreement on a straight-line basis.

Federal Income Taxes — The Company is not subject to federal income tax as all taxable income or loss of the Company is included in the federal income tax returns of the members.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Company is not subject to Illinois Replacement Tax as all the income (loss) generated in the state flows through to its partners who are a partnership and an S corporation in the tiered structure.

Management's Use of Estimates — The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — All of the financial instruments of the Company are carried at amounts that approximate fair value.

Recent Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which outlines how companies should reflect uncertain tax positions in the financial statements and expands disclosures relating to these tax positions. Under the provisions of FIN 48, an uncertain tax amount should be recognized in the financial statements if it is more likely than not that the Company's tax position will prevail and the tax amount recognized should not exceed the amount that is probable of being paid or collected. In February 2008, FASB Staff Position ("FSP") FIN 48-2 was issued deferring implementation of FIN 48 for non-public companies to fiscal year beginning after December 15, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurement*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for entities with fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for entities with fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2007, are summarized as follows:

Internal-use software	$ 19,584
Office furnishings and equipment	175,188
Leasehold improvements	192,522
	387,294
Less accumulated depreciation and amortization	(327,956)
Total	$ 59,338

4. MEMBERS' CAPITAL

Under the terms of the Agreement, upon a capital call issued by the Board of Directors, the members have the opportunity to make contributions to the Company in proportion to their percentage interests. In the event that a member declines to meet a capital call, other members have the option to contribute the amount not contributed by the declining member. Initial and subsequent contributions from First Trust were in the form of cash or contributed software.

5. SUBORDINATED BORROWINGS

In 2004, the Company entered into a subordinated loan agreement ("Note Payable") with First Trust for $400,000. The Note Payable was renewed in 2007 with a maturity date of October 31, 2008, and a stated interest rate of prime (7.25% as of December 31, 2007) plus 4%. The Note Payable has been approved by the Company's regulator for regulatory capital purposes and, thus, is available for computing net capital under the Securities and Exchange Commission's (the "SEC") uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 100% of their annual salary to the plan to a maximum of $15,500 in 2007. Company contributions are at the discretion of management.

7. RELATED-PARTY TRANSACTIONS

On April 25, 2001, the Company entered into a fully disclosed clearing agreement with First Trust. Under the terms of the agreement, First Trust provides various services, such as opening of customer accounts, execution of trades, confirmation of trades, cashiering, and other services. The Company is charged a fee per trade ticket written by First Trust.

On April 25, 2001, the Company entered into a services agreement with First Trust. Under the terms of the agreement, First Trust provides the Company with certain accounting, human resources, regulatory compliance, and information technology services.

The Company subleases office space from First Trust under an agreement entered into on April 25, 2001. The agreement is scheduled to expire on September 30, 2008. Rental payments under the terms of the sublease agreement range from $17.00 to $20.30 per rentable square foot occupied in any given year during the time period of the agreement.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC's Rule 15c3-1. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000. At December 31, 2007, the Company had net capital of $315,859, which was $215,859 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1.00. Rule 15c3-1 of the SEC and the FINRA also provides for certain limitations on withdrawal of equity capital over and above the minimum net capital requirement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 21, 2008

BondWave L.L.C.
1001 Warrenville Road
Lisle, IL 60532

Dear Sirs:

In planning and performing our audit of the financial statements of BondWave L.L.C. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END